FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Ltd. Announces Q208 Results, dated July 23, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: July 23, 2008

By: /S/ Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Press Release: Radware Ltd. Announces Q208 Results, dated July 23, 2008.

For Immediate Release

RADWARE LTD. ANNOUNCES Q208 RESULTS

Radware plans to reactivate its stock repurchase program

* Quarterly revenues of $24.0 million

** GAAP loss per share $0.36, Non-GAAP loss per share $0.25

TEL AVIV, ISRAEL.; July 23, 2008 — Radware (NASDAQ: RDWR), the leading provider of integrated application delivery solutions for business-smart networking, today reported quarterly revenues of $24.0 million for the second quarter of 2008. This represents an increase of 12% compared with revenues of $21.5 million for the second quarter of 2007 and an increase of 8% compared to revenues of $22.2 million for the first quarter of 2008.

Net loss on a GAAP basis for the second quarter of 2008 was $7.1 million or $0.36 per diluted share, compared to a net loss of $8.3 million or $0.42 per diluted share in the first quarter of 2008 and to a net loss of $4 million or $0.21 per diluted share in the second quarter of 2007.

Net loss on a non-GAAP basis for the second quarter of 2008 was $5.0 million or $0.25 per diluted share, compared with a net loss of $6.3 million or $0.32 per diluted share in the first quarter of 2008 and to a net loss of $2.4 million or $0.12 per diluted share in the second quarter of 2007. Non-GAAP results exclude the effects of stock-based compensation expense and amortization of intangible assets and acquisition related expenses.

During the second quarter, the continued devaluation of the US dollar against the Israeli Shekel, the Euro, the Australian dollar and Asian currencies resulted in an increase in operating expenses of $0.8 million compared to the first quarter 2008. This increase was off-set by a decrease in expenses derived from cutting operational costs.

At the end of the second quarter 2008 the company’s overall cash position, including cash, short-term and long-term bank deposits and marketable securities totaled an amount of $148.6 million.

“The strategic and tactical plans set forth in the first quarter are proving to be successful and are enabling Radware to make real headway in the ADC market,” said Roy Zisapel, President & CEO of Radware. “With the introduction of APSolute Immunity, our new security strategy and key partnerships such as joining Juniper Networks J-Partnership program as a major application delivery solutions provider, we are well positioned for continued growth in the next quarters”.

Management’s expectation is to reach an annual growth rate in the mid to high teens and return to operating profitability by the fourth quarter of 2008.

Radware further announced that it plans to reactivate its stock repurchase program. Purchases under Radware’s stock repurchase program may be made in the open market or in private transactions, from time to time, through block trades or otherwise.  These purchases, including scope and price limits, will depend on market conditions and other factors and may be commenced or suspended at any time without prior notice. The Company's current intention is to implement the repurchase program in accordance with the safe harbor rules of Rule 10b-18 under the US Securities Exchange Act of 1934.

As of  July 21 2008, Radware had approximately 20 million shares outstanding.

During the quarter ended June 30, 2008, Radware released the following significant announcements:

-

Radware’s DefensePro Receives NSS Labs’ “Approved” for Attack Mitigation

-

Radware Discovers Denial-of-Service Vulnerability in Apples' iPhone Safari Internet Browser

-

Radware Receives Network Products Guide 2008 Product Innovation Award

-

Tongji University Deploys Radware's Application Delivery Solution to Ensure Continuous & Secure Access for Campus Applications

-

Radware Joins Juniper Networks J-Partner Solutions Alliance Program

-

Austria’s SKIDATA AG Upgrades Corporate Network with Radware’s DefensePro

-

Radware Optimizes VoIP Network Reliability for Virtual PBX™

-

Radware Showcases Carrier Solutions to Drive Next-generation Service Delivery at NXTcomm08

-

disy Optimizes Offering with Failover Solution from Radware

-

Radware’s APSolute Immunity Provides Networks with Ability to Fight Emerging Threats

Company management will host a quarterly investor conference call at 8:45 AM EDT on July 23, 2008. The call will focus on financial results for the quarter ended June 30, 2008, and certain other matters related to the Company’s business.

The conference call will be webcast on July 23, 2008 at 8:45 AM EST in the “listen only” mode via the Internet at: http://www.radware.com/Company/InvestorRelations/default.aspx and would be available for replay during the next 30 days.

Please use the following dial-in numbers to participate in the first quarter 2008 call:

Participants in the US call: Toll Free 1 800 230 1951

International participants call: +1 612 332 0335

About Radware

Radware (NASDAQ:RDWR), the global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for more than 5,000 enterprises and carriers worldwide. With APSolute™, Radware’s comprehensive and award-winning suite of intelligent front end, access, and security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks “business smart”. For more information, please visit www.radware.com.

###

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expense, in accordance with SFAS 123R, and amortization of intangible assets and acquisition related expenses. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessment of Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching and Network Security industry, changes in demand for Application Switching and Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Condensed Consolidated Balance Sheets
(U.S. Dollars in Thousands)
	December 31, 2007	June 30, 2008
	(Audited)	(Unaudited)
Current assets
Cash and cash equivalents	61,376	49,311
Short-term marketable securities	80,498	41,317
Structured deposit	10,236	-
Trade receivables, net	17,192	13,232
Other receivables and prepaid expenses	3,195	3,586
Inventories	5,428	6,185
	177,925	113,631
Long-term investments
Long-term marketable securities	2,735	57,949
Severance pay funds	3,940	4,978
	6,675	62,927

Property and equipment, net	12,217	12,722

Other assets
Intangible assets, net, long-term deferred taxes and other long-term assets	5,776	5,343
Goodwill	13,474	13,474
	19,250	18,817

Total assets	216,067	208,097

Current liabilities
Trade payables	7,537	5,365
Deferred revenues, other payables and accrued expenses	26,438	30,629
	33,975	35,994

Accrued severance pay	5,379	6,541

Total liabilities	39,354	42,535

Shareholders’ equity
Share capital	482	488
Additional paid-in capital	176,004	181,501
Accumulated other comprehensive income (loss)	150	(1,102)
Treasury stock, at cost	(11,049)	(11,049)
Retained earnings (accumulated deficit)	11,126	(4,276)
Total shareholders’ equity	176,713	165,562

Total liabilities and shareholders' equity	216,067	208,097

Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except share and per share data)
	For the Three months ended June 30, 2007	For the Three months ended June 30, 2008	For the Six months ended June 30, 2007	For the Six months ended June 30, 2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	21,463	24,021	41,183	46,186
Cost of revenues	4,322	4,942	9,410	9,538
Gross profit	17,141	19,079	31,773	36,648
Operating expenses:
Research and development, net	5,978	7,261	11,185	14,559
Sales and marketing	14,896	16,927	27,922	34,187
General and administrative	1,825	2,578	3,580	4,995
Total operating expenses	22,699	26,766	42,687	53,741
Operating loss	(5,558)	(7,687)	(10,914)	(17,093)
Financial income, net	1,637	921	3,399	2,224
Loss before income taxes	(3,921)	(6,766)	(7,515)	(14,869)
Income taxes	(92)	(306)	(69)	(533)
Net loss	(4,013)	(7,072)	(7,584)	(15,402)

Basic net loss per share	$(0.21)	$(0.36)	$(0.39)	$(0.78)
Weighted average number of shares used to compute basic and diluted net loss per share	19,460,835	19,798,753	19,442,657	19,750,006

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)
	For the Three months ended June 30, 2007	For the Three months ended June 30, 2008	For the Six months ended June 30, 2007	For the Six months ended June 30, 2008

GAAP Net loss	(4,013)	(7,072)	(7,584)	(15,402)
Stock-based compensation expenses, included in:
Cost of revenues	22	24	40	53
Research and development, net	347	387	564	796
Sales and marketing	559	600	877	1,238
General and administrative	403	836	784	1,504
	1,331	1,847	2,265	3,591
Amortization of intangible assets and acquisition related expenses, included in:
Cost of revenues	150	187	223	375
Research and development, net	79	-	158	-
Sales and marketing	43	39	82	78
Income taxes	30	41	54	82
	302	267	517	535

One-time inventory write-off	-	-	1,200	-
Non-GAAP Net loss	(2,380)	(4,958)	(3,602)	(11,276)

Non-GAAP Diluted net loss per share	$(0.12)	$(0.25)	$(0.19)	$(0.57)
Weighted average number of shares used to compute Non-GAAP diluted net loss per share	19,460,835	19,798,753	19,442,657	19,750,006